Exhibit (a)(1)(D)

FORM OF EMAIL COMMUNICATION TO EMPLOYEES

TO: Employees

FROM: EnteroMedics Inc.

SUBJECT: IMPORTANT NEWS: Launch of Stock Option Exchange Offer

DATE: May 27, 2016

IMPORTANT NEWS—PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 6:00 P.M. CENTRAL TIME ON JUNE 27, 2016.

We are pleased to provide details of the EnteroMedics Stock Option Exchange Offer. As you may be eligible to participate, we encourage you to read carefully the attached document entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options.” This document will help you to understand fully the risks and benefits of this exchange offer. We have also attached the forms of Election to Participate and Notice of Withdrawal for your use in connection with this exchange offer.

Below you will find a basic outline of the exchange offer. Should you choose to participate, you will need to properly complete, sign and send the Election to Participate form to us in accordance with the procedures described on that form.

ELIGIBILITY

•	All employees (including executive officers) who hold one or more Eligible Options (see below) are eligible to participate in this exchange offer. Non-employee directors, consultants and former employees are not eligible.

•	All unexercised stock options granted under our Amended and Restated 2003 Stock Incentive Plan, whether vested or unvested, with an exercise price per share greater than $10.00 are eligible for this exchange offer. However, options granted to individuals in connection with the performance of consulting services for EnteroMedics are not eligible to be exchanged in this exchange offer.

•	To be eligible, you must continue to be an employee of EnteroMedics through the expiration date of the exchange offer, which we expect will occur at 6:00 p.m. Central Time on June 27, 2016.

EXCHANGE DETAILS

•	This is a voluntary exchange of outstanding stock options. You may exchange all or some of your outstanding eligible options, except that you cannot tender less than all of any particular eligible option.

•	Each eligible option that you elect to tender will be exchanged for the grant of a new option to purchase shares of EnteroMedics common stock.

•	Each new option will be issued under the Amended and Restated 2003 Stock Incentive Plan and will have an exercise price equal to the closing price per share of EnteroMedics common stock on the NASDAQ Stock Market the last trading day of the exchange offer, which is expected to be Jue 27, 2016.

•	Each new option will be exercisable for fewer shares of our common stock than the eligible option it replaces. The number of shares underlying new options will be based on an exchange ratio designed to result in the fair value of the new options being approximately equal in the aggregate to the fair value of the eligible options that are tendered for cancellation in the exchange offer. For more information, see the attached document entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options.”

•	Each new option will have a new vesting schedule and vest such that one-third of the shares underlying the option will be immediately vested on the date of grant and the remaining shares will vest monthly for 24 months. Vesting is conditioned on your continued employment with us through each applicable vesting date.

•	Upon the occurrence of a “Change in Control” (as defined in the stock option agreement), 50% of the unvested portion of the New Options would become fully vested. In addition, in the event of a Change in Control in which your employment is terminated, 100% of the remaining unvested portion of the New Option would immediately vest and would be exercisable for five years following your termination.

•	Each new option will be a non-qualified stock option for U.S. federal income tax purposes and will have a term of seven years from the date of grant.

TIMING

•	The offer period begins now and is expected to end at 6:00 p.m. Central Time on June 27, 2016, unless EnteroMedics is required or opts to extend the exchange offer.

•	Employees who wish to participate in the exchange offer must elect to participate during this period by properly completing, signing and submitting an Election to Participate form to us either by email to Ann McGrath (amcgrath@enteromedics.com) or by registered mail or courier to EnteroMedics Inc., Attn: Ann McGrath, 2800 Patton Road, St. Paul, Minnesota 55113. We will not be able to accept any elections received after 6:00 p.m. Central Time on June 27, 2016, unless EnteroMedics is required or opts to extend the exchange offer.

HOW TO LEARN MORE

The election period for this exchange program begins today. There are many things to consider when deciding to participate in this exchange offer, and we encourage you to carefully read the attached document entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options” to fully understand the risks and benefits of this exchange offer. That document also contains more information and instructions on how to elect to participate in the exchange offer and how to withdraw from the exchange offer before the end of the offering period, if you change your mind regarding your participation.

GENERAL STOCK INFORMATION

You may review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at the Morgan Stanley Smith Barney website (www.benefitaccess.com).

If you have any questions about the exchange program after reading the attached documents, please contact Ann McGrath (amcgrath@enteromedics.com). For any other questions on your stock options, you can also contact Scott Madson (smadson@enteromedics.com).